FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     Of the Securities Exchange Act of 1934

                               September 30, 2004

                               INFICON Holding AG

                              INFICON Holding Inc.
                 (Translation of registrant's name into English)

                                  INFICON Inc.

                              Two Technology Place

                          East Syracuse, New York 13057
                    (Address of principal executive offices)

           (Indicate by check market whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F [X] Form 40-F [ ]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                under the Securities Exchange Act of 1934.)

                                 Yes [ ] No [X]

Enclosure: Press release dated September 30, 2004, Inficon Revises Third Quarter 2004 Outlook

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 30, 2004          INFICON Holding AG


                                   By: /s/ Peter G. Maier
                                       -----------------------------------------
                                       Name: Peter G. Maier
                                       Title: Vice President and Chief Financial
                                              Officer

             INFICON Revises Third Quarter 2004 Outlook;
       Regular Quarterly Earnings Conference Call Scheduled for
                           October 21, 2004

    SYRACUSE, N.Y. & ZURICH, Switzerland--(BUSINESS WIRE)--Sept. 30, 2004--INFICON (SWX Swiss Exchange and NASDAQ: IFCN), a leading manufacturer of vacuum instrumentation and process control software for the semiconductor and vacuum-coating industries and other industrial applications, today announced that it expects to report revenue of approximately $42 million and a net loss of approximately $0.8 million ($0.34 per diluted share - $0.03 per ADS) for the third quarter ended September 30, 2004. This includes a $1.5 million charge on disposal of discontinued operations, related primarily to a valuation allowance on deferred tax assets associated with its Patterning Solutions business. This compares to earlier guidance for revenue of approximately $47 million and net income of approximately $2.3 million ($1.00 per diluted share - $0.10 per ADS).
    The company attributed the revenue shortfall primarily to a delay in large orders for HAPSITE, its chemical identification detector, from the U.S. Department of Defense, reflecting slower-than-expected government procurement processes, and also to softness in the data storage market.
    Lukas Winkler, president and chief executive officer, commented, "The timing of government orders in our Environmental Health and Safety business has always been difficult to predict. We still expect to receive these orders in the near future, and we are quite confident about the long-term growth potential of this market. We remain committed to strengthening our focus on our company's core competencies to continue to drive our strategy of profitable growth for INFICON."

    Presentation of Third Quarter Results

    INFICON will report the company's final third quarter results and fourth quarter outlook on Thursday, October 21, 2004 at 7:00 a.m. CET/1:00 a.m. EDT. A conference call has been scheduled for 4:00 p.m. CET/10:00 a.m. EDT that same day and can be accessed by dialing +1.706.634.1033 at least 10 minutes prior to the call. A live webcast of the conference call will also be available in the Investor Relations section of the INFICON website, www.inficon.com.
    A telephone replay of the call will be available from 7:00 p.m. CET/1:00 p.m. EDT on October 21 through 5:59 a.m. October 29 CET/11:59 p.m. EDT on October 28. To access the replay, please dial +1.800.642.1687 (international callers dial +1.706.645.9291), conference ID #1203046. An archived replay of the conference webcast also will be available on the INFICON Web site.

    ABOUT INFICON

    INFICON is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and advanced process control software for the semiconductor and vacuum-coating industries and other industrial applications. This analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. INFICON also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response and industrial hygiene markets. Headquartered in Syracuse, New York, INFICON has world-class manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's website at www.inficon.com.

    This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward looking statements can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan", "continue", "resumes", "opportunity," "potential", "outlook", "forecast" or "guidance." These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2003 and the Company's reports on Form 6-K filed with the Securities and Exchange Commission during 2004. As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

    CONTACT: INFICON
             Betty Ann Kram, 315-434-1122
             BettyAnn.Kram@inficon.com
             or
             sensus pr GmbH
             Europe:
             Bernhard Schweizer, +41-43-366-5511
             bschweizer@sensus.ch
             or
             Lippert/Heilshorn & Associates, Inc.
             North America:
             Jody Burfening/Harriet Fried
             212-838-3777
             jbs@lhai.com